SCHEDULE 10

NOTIF[illegible]NTERESTS IN SHARES

AVS NO 580649


05007508

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
C & C Group plc	FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A	**N/A**	**405,975**	**0.12%**

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of E0.01 each	N/A	19 April 2005

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
44,878,373	13.98%

14. Any additional information	15. Name of contact and telephone number for queries
N/A	James Duggan Assistant Group Company Secretary + 353 1 616 1335

16. Name and signature of authorised company official responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 19 April 2005

FMR Corporation
Fidelity International Limited
Shareholding in C&C Group plc

Shares held	Management Company	Nominee / Registered Name
686,750	FII	BANK OF NEW YORK EUROPE LDN Total
2,179,506	FII	JP MORGAN, BOURNEMOUTH Total
163,736	FIL	BROWN BROS HARRIMN LTD LUX Total
83,100	FIL	JP MORGAN, BOURNEMOUTH Total
23,567,106	FISL	JP MORGAN, BOURNEMOUTH Total
3,788,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
70,000	FMRCO	CITIBANK NA Total
3,205,200	FMRCO	JP MORGAN CHASE BANK Total
3,019,972	FMRCO	STATE STREET BANK AND TR CO Total
365,386	FMTC	STATE STREET BANK AND TR CO Total
159,500	FPM	BANK OF NEW YORK BRUSSELS Total
527,900	FPM	HSBC BANK PLC Total
3,758,017	FPM	JP MORGAN, BOURNEMOUTH Total
1,133,400	FPM	NORTHERN TRUST LONDON Total
2,169,900	FPM	STATE STR BK AND TR CO LNDN (S Total
44,878,373		**Grand Total Ordinary Shares**